Exhibit 99.1

Alvotech

Unaudited Condensed Consolidated Interim Financial Statements as of 30 June 2023 and for the six months ended 30 June 2023 and 30 June 2022

Alvotech 9, rue de Bitbourg L-1273 Luxembourg Grand Duchy of Luxembourg RCS Luxembourg B 258.884

Table of Contents

Endorsement by the Board of Directors	2-6
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss	7
Unaudited Condensed Consolidated Interim Statements of Financial Position	8-9
Unaudited Condensed Consolidated Interim Statements of Cash Flows	10-11
Unaudited Condensed Consolidated Interim Statements of Changes in Equity	12
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	13-33

Endorsement by the Board of Directors and the CEO

Unless otherwise indicated or the context otherwise requires, all references to “Alvotech,” the “Company,” the “Group,” “we,” “our,” “us” or similar terms refer to Alvotech and its consolidated subsidiaries.

Alvotech is a highly integrated biotech company focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Our purpose is to improve the health and quality of life of patients around the world by improving access to proven treatments for various diseases. Since our inception, we have built our company with key characteristics we believe will help us capture the substantial global market opportunity in biosimilars: a leadership team that has brought numerous successful biologics and biosimilars to market around the world; a purpose-built biosimilars research and development and manufacturing platform; top commercial partnerships in global markets; and a diverse, expanding pipeline addressing many of the biggest disease areas and health challenges globally. Alvotech is a company committed to constant innovation: we focus our platform, people, and partnerships on finding new ways to drive access to more affordable biologic medicines. Alvotech, which was founded in 2013, is led by specialists in biopharmaceutical product creation from around the world that bring extensive combined knowledge and expertise to its mission.

Alvotech currently has eleven product candidates in its pipeline for serious diseases with unmet patients and market need. Product candidates in our pipeline address reference products treating autoimmune, eye, and bone disorders, as well as cancer.

The Unaudited Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2023 comprise the financial statements of Alvotech and its subsidiaries (together “the Group” or “Alvotech”).

The Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 ‘Interim financial reporting’ and should be read in conjunction with the Group’s Consolidated Financial Statements as at and for the year ended 31 December 2022.

Financial results for the six months ended 30 June 2023

As of 30 June 2023, the Company had $60.5 million in cash and cash equivalents, excluding restricted cash. In addition, the Company had borrowings of $808.6 million, including $22.5 million of current portion of borrowings, as of 30 June 2023.

Product revenue: The Company successfully launched the AVT02 product in Canada and select European countries during the second quarter of 2022 and increased sales volume in these countries resulted in $3.9 million and $22.7 million of product revenue recognized during the six months ended 30 June 2022 and 2023, respectively.

License and other revenue: License and other revenue decreased by $38.6 million, from $36.2 million for the six months ended 30 June 2022, to $(2.5) million for the six months ended 30 June 2023. The decrease in license and other revenue was primarily driven by the recognition of $34.7 million research and development milestone during the same period in the prior year, due to the completion of the AVT04 main clinical program. The remainder of the decrease is mainly due to the net impact of the changes in licensing arrangements during the six months ended 30 June 2023.

Cost of product revenue: The Company successfully launched AVT02 in select European countries and Canada during the six months ended 30 June 2022. As a result, the Company recognized cost of product revenue in the amount of $17.8 million and $67.9 million during the six months ended 30 June 2022 and 2023, respectively. Cost of product revenue includes both variable and fixed manufacturing costs associated with commercial manufacturing. Cost of product revenue for the period is disproportionate relative to product revenue due to the timing of new launches and elevated production-related charges, resulting in higher costs than revenues recognized for the period. The Company expects this relationship to normalize with increased production from the scaling and expansion of new or recent launches. The Company estimates that the anticipated increase in sales volumes will result in a greater absorption of fixed manufacturing costs. Prior to the recognition of cost of product revenues, costs from pre-commercial manufacturing activities were reported as research and development expenses.

2

Endorsement by the Board of Directors and the CEO

Research and development expenses: Research and development expenses increased by $12.7 million, or 14.6%, from $86.9 million for the six months ended 30 June 2022, to $99.6 million for the six months ended 30 June 2023. The increase was primarily driven by a one-time charge of $18.5 million relating to the termination of the co-development agreement with Biosana for AVT23, and a $24.6 million increase in direct program expenses mainly from three biosimilar candidates, AVT03, AVT05 and AVT06, that entered clinical development in 2022. These increases were partially offset by a decrease of $21.0 million primarily related to programs which have completed clinical phase (i.e., AVT02 and AVT04 programs). In addition, upon the launch of AVT02 during the second quarter of 2022, the Company commenced recognizing pre-commercial manufacturing activities as cost of product revenue. As a result, research and development expenses during the six months ended 30 June 2022 included $12.3 million of costs relating to AVT02 which have since been recognized as cost of product revenue.

General and administrative expenses: General and administrative expenses decreased by $97.2 million, or 69.9%, from $139.1 million for the six months ended 30 June 2022, to $41.9 million for the six months ended 30 June 2023. The decrease in general and administrative expenses was primarily attributable to a $83.4 million non-cash share listing expense and $21.0 million of transaction costs recorded as a result of the Business Combination recognized as of 30 June 2022. The Company also incurred $10.6 million of IP-related legal expenses during the six months ended 30 June 2022, compared to $1.3 million during the six months ended 30 June 2023. This decrease was partially offset by a $7.7 million net increase in other general administrative expenses due to incremental costs from operating as a public company in both the U.S. and Iceland. Lastly, the Company recognized $7.5 million of general and administrative expenses for share-based payments, resulting from the granting of RSUs during the six months ended 30 June 2023, against $0.1 million during the six months ended 30 June 2022.

Net Loss: Net loss was $86.9 million, or $(0.39) per share on a basic and diluted basis, for the six months ended 30 June 2023 as compared to net loss of $184.5 million, or $(1.02) on a basic and diluted basis, for the same six months of 2022.

Pipeline highlights

In April 2023, Alvotech received from the FDA a complete response letter (CRL) for the Company’s BLA. The CRL noted that certain deficiencies conveyed following the FDA’s recent reinspection of the Company’s Reykjavik facility must be satisfactorily resolved before the application may be approved.

On 28 June 2023, the FDA issued a CRL for Alvotech’s 2nd BLA, which contained data to support approval as a high- concentration biosimilar and additional information to support the interchangeability designation. The CRL noted that certain deficiencies, which were conveyed following the FDA’s reinspection of the Company’s Reykjavik facility that concluded in March 2023, must be satisfactorily resolved before the application can be approved.

Alvotech’s next three most advanced product candidates, AVT06, AVT03, and AVT05, are proposed biosimilars to Eylea® (aflibercept), Prolia® / Xgeva® (denosumab) and Simponi® / Simponi Aria® (golimumab), respectively. Alvotech announced that the AVT04 filing was accepted in the U.S. in January 2023, and in Europe in February 2023.

In March 2023, Alvotech provided Biosana a notice of termination for the global licensing agreement between the two companies covering the co-development of AVT23, a proposed biosimilar to Xolair® (omalizumab).

On 19 May 2023, Alvotech entered into termination agreements with STADA to terminate the license and supply agreements between Alvotech and STADA pertaining to Alvotech’s product candidates AVT03, a biosimilar candidate to Prolia® / Xgeva® (denosumab), AVT05, a biosimilar candidate to Simponi® and Simponi Aria® (golimumab) and AVT16, a proposed biosimilar to Entyvio® (vedolizumab). Pursuant to the terms of the termination agreements, Alvotech repaid the aggregate amount of $18.9 million in July 2023 that Alvotech had previously received from STADA under the terminated agreements.

On 22 May 2023, Alvotech entered into a master license and supply agreement with Mercury Pharma Group Limited (trading as Advanz Pharma Holdings) (“Advanz”) with respect to the supply and commercialization in Europe of AVT05, a biosimilar candidate to Simponi® and Simponi Aria® (golimumab), AVT16, a proposed biosimilar to Entyvio® (vedolizumab), and three additional early-stage, undisclosed biosimilar candidates (each, a “Product Schedule”). Under the terms of the agreements with Advanz, Alvotech will develop the product candidates and provide the dossier of data, information and know-how relating to the relevant product candidate to Advanz. Alvotech retains full ownership of all intellectual property rights in the product candidates and the dossiers. Advanz has an exclusive right to use the dossiers to apply for, and, subject to grant, maintain regulatory approvals for the products and to commercialize them in the European Economic Area, the United Kingdom and Switzerland. Advanz made upfront

3

Endorsement by the Board of Directors and the CEO

payments in the aggregate amount of $61.0 million at signing of the Product Schedules and agreed to make additional payments for an aggregate amount of up to $287.5 million upon the achievement of certain development and commercial milestones. Alvotech will manufacture, supply and deliver the product to Advanz and Advanz will exclusively buy the relevant biosimilar candidate from Alvotech at a royalty of approximately 40% of the estimated net selling price or an agreed-upon applicable floor price, whichever is higher, for the duration of the relevant Product Schedule.

On 12 June 2023, Alvotech announced a settlement and license agreement with Johnson & Johnson concerning AVT04, Alvotech’s proposed biosimilar to Stelara® (ustekinumab) in the United States. The settlement grants a license entry date for AVT04 in the United States no later than 21 February 2025.

On 24 July 2023, Alvotech announced that Teva Pharmaceuticals, Inc. (“Teva”) and Alvotech have agreed to expand their existing strategic partnership agreement. As part of the agreement, Teva will acquire subordinated convertible bond instruments, dated 20 December 2022, for $40 million. The expansion to the existing strategic partnership agreement pertains to exclusive commercialization in the U.S. by Teva of two new biosimilar candidates (adding to the five products in the current partnership agreement, AVT02, AVT04, AVT05, AVT06 and AVT16) and line extensions of two current biosimilar candidates in the partnership, to be developed, and manufactured by Alvotech. The agreement includes milestone payments, the majority paid following product approvals and upon achieving significant sales milestones. Teva and Alvotech will share profit from the commercialization of the biosimilars. The agreement also includes increased involvement by Teva regarding manufacturing and quality at Alvotech’s manufacturing facility. Teva is actively supporting Alvotech on-site in Iceland to be fully ready for an FDA inspection.

Alvotech also has a number of other programs in earlier phases of development that it plans to advance over the coming years. The two most advanced of these, AVT16 and AVT33, are in early development and with immunology and oncology reference products that have estimated combined global peak sales of approximately $30 billion.

Corporate highlights

On 25 January 2023, the Company issued an additional $10.0 million in Tranche B Convertible Bonds. Holders of the Tranche B Convertible Bonds may elect, at their sole discretion, to convert all or part of the principal amount and accrued interest into Alvotech ordinary shares at a conversion price of $10.00 per share on 31 December 2023, or 30 June 2024. The conversion feature was accounted for as an embedded derivative and classified as equity.

On 10 February 2023, the Company completed a private placement equity offering of $137.0 million, at current ISK exchange rates, of its ordinary shares, par value $0.01 per share, at a purchase price of $11.57 per share. The shares were delivered from previously issued ordinary shares held by Alvotech’s subsidiary, Alvotech Manco ehf. As a result of the proceeds raised from the private placement offering, the Company extinguished the derivative financial liability related to the Senior Bond Warrants resulting in the potential issuance of penny warrants representing 1.0% of the fully diluted ordinary share capital. This was accounted for as an extinguishment of a derivative financial liability in the consolidated statement of profit or loss and other comprehensive income or loss.

On 17 February 2023, the first tranche of OACB Earn Out Shares vested resulting in the issuance of 625,000 ordinary shares. The issuance of ordinary shares for the first tranche was accounted for as an extinguishment of a derivative financial liability in the consolidated statement of profit or loss and other comprehensive income or loss.

In January and February 2023, the Senior Bond Warrant holders (penny warrant holders) elected to exercise their warrants. As a result, 2,479,962 ordinary shares were issued in exchange for the exercising of the penny warrants. The Company received an immaterial amount of cash and recognized the transaction as an extinguishment of the derivative financial liabilities. The difference between the fair value of the equity issued and the carrying value of the derivative financial liabilities was recognized in the consolidated statement of profit or loss and other comprehensive income or loss.

From January through March 2023, holders of the OACB Warrants exercised their warrant rights for an exercise price of $11.50 for the rights to one ordinary share per warrant. The exercises resulted in the issuance of 551,261 ordinary shares and cash proceeds of $6.3 million. The difference between the fair value of the equity issued and the carrying value of the derivative financial liabilities was recognized in the consolidated statement of profit or loss and other comprehensive income or loss.

4

Endorsement by the Board of Directors and the CEO

Future developments and uncertainties

As mentioned above, in July 2023, the Company expanded its existing strategic partnership agreement with Teva who will acquire subordinated convertible bonds in principal amount of $40 million.

Also in July 2023, the Company secured a private placement of subordinated convertible bonds denominated in Icelandic krona and US dollar for a par principal amount of $100 million. ATP Holdings ehf., a subsidiary of Aztiq, the largest shareholder of Alvotech, committed to acquiring any of the bonds which have not been sold to other investors.

In addition to the cash received, the Company expects to continue to source its cash flows during the development of its biosimilar product candidates from new and existing out-license contracts with commercial partners and financing through shareholder equity and related party and third-party debt financing.

For the foreseeable future, Alvotech’s Board of Directors will maintain a capital structure that supports Alvotech’s strategic objectives through managing the budgeting process, maintaining strong investor relations, and managing financial risks. Consequently, if it is successful in these plans, management and the Board of Directors believe that Alvotech will have sufficient funds, and access to sufficient funds, to continue in operation for at least the next 12 months and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, although management continues to pursue these plans, there is no assurance that Alvotech will be successful in obtaining sufficient funding on terms acceptable to Alvotech management to fund continuing operations, if at all. Alvotech’s future capital requirements will depend on many factors, including the following:

•	the progress, results, and costs of preclinical studies for any programs that Alvotech may develop;
•	the costs, timing, and outcome of regulatory review of program candidates;
•	Alvotech’s ability to establish and maintain collaborations, licensing, and other agreements with partners on favorable terms, if at all;
•	the achievement of milestones or occurrence of other developments that trigger payments under the agreements that Alvotech has entered into or may enter into with third parties or related parties;
•	the extent to which Alvotech is obligated to reimburse clinical trial costs under collaboration agreements, if any;
•	the costs of preparing, filing and prosecuting patent applications and maintaining, defending and enforcing Alvotech’s intellectual property rights;
•	the extent to which Alvotech acquires or invests in businesses, products, technologies, or other joint ventures;
•	the costs of performing commercial-scale manufacturing in-house and, if needed, securing manufacturing arrangements for commercial production of its program candidates; and
•	the costs of establishing or contracting for sales and marketing capabilities if Alvotech obtains regulatory approvals to market program candidates.

Statement by the Board of Directors and the CEO

According to the Board of Directors’ and CEO’s best knowledge, the Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 ‘Interim financial reporting’ and give a true and fair view of the consolidated financial performance of the Group for the six-month period ended 30 June 2023, its assets, liabilities and consolidated financial position as at 30 June 2023 and its consolidated cash flows for the six-month period ended 30 June 2023. Furthermore, in our opinion the Unaudited Condensed Consolidated Interim Financial Statements and the endorsement of the Board of Directors and the CEO give a fair view of the development and performance of the Group’s operations and its position and describe the principal risks and uncertainties faced by the Group.

The Board of Directors and CEO of Alvotech hereby endorse the Unaudited Condensed Consolidated Interim Financial Statements of Alvotech for the six-month period ended 30 June 2023 with their signatures.

5

Endorsement by the Board of Directors and the CEO

Done in Luxembourg on 30 August 2023,

For the Board of Directors and CEO:

Robert Wessman

Title: Director and authorized signatory

6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss
and Other Comprehensive Income or Loss

USD in thousands, except for per share amounts	Notes	Six months ended 30 June 2023	Six months ended 30 June 2022

Product revenue	5	22,715	3,932
License and other revenue	5	(2,460)	36,186
Other income		45	142
Cost of product revenue		(67,909)	(17,813)
Research and development expenses		(99,582)	(86,884)
General and administrative expenses	1.1	(41,910)	(139,147)
Operating loss		(189,101)	(203,584)

Share of net loss of joint venture	21	(2,706)	(1,266)
Finance income	6	122,480	50,968
Finance costs	6	(64,300)	(52,406)
Exchange rate difference		(3,081)	4,744
Non-operating profit		52,393	2,040

Loss before taxes		(136,708)	(201,544)
Income tax benefit	7	49,854	17,073

Loss for the period		(86,854)	(184,471)

Other comprehensive loss
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations		(1,523)	(4,243)
Total comprehensive loss		(88,377)	(188,714)

Loss per share
Basic and diluted loss for the period per share	8	(0.39)	(1.02)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements

7

Unaudited Condensed Consolidated Interim Statements of Financial Position

USD in thousands	Notes	30 June 2023	31 December 2022

Non-current assets
Property, plant and equipment	9	231,989	220,594
Right-of-use assets	10	101,402	47,501
Goodwill		11,886	11,643
Other intangible assets	11	14,007	25,652
Contract assets	5	8,312	3,286
Investment in joint venture	21	43,613	48,568
Other long-term assets		2,053	5,780
Restricted cash		25,187	25,187
Deferred tax assets	7	260,301	209,496
Total non-current assets		698,750	597,707

Current assets
Inventories	13	79,366	71,470
Trade receivables		16,307	32,972
Contract assets	5	19,129	25,370
Other current assets	14	34,988	32,949
Receivables from related parties	19	1,656	1,548
Cash and cash equivalents	12	60,466	66,427
Total current assets		211,912	230,736

Total assets		910,662	828,443

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements

8

Unaudited Condensed Consolidated Interim Statements of Financial Position

USD in thousands	Notes	30 June 2023	31 December 2022

Equity
Share capital	15	2,271	2,126
Share premium	15	1,224,814	1,058,432
Other reserves		38,308	30,582
Translation reserve		(2,965)	(1,442)
Accumulated deficit		(1,740,968)	(1,654,114)
Total equity		(478,540)	(564,416)

Non-current liabilities
Borrowings	16	786,175	744,654
Derivative financial liabilities	22	229,046	380,232
Other long-term liability to related party	19	7,440	7,440
Lease liabilities	10	87,416	35,369
Long-term incentive plan		-	544
Contract liabilities	5	57,387	57,017
Deferred tax liability		45	309
Total non-current liabilities		1,167,509	1,225,565

Current liabilities
Trade and other payables		43,931	49,188
Lease liabilities	10	7,983	5,163
Current maturities of borrowings	16	22,463	19,916
Liabilities to related parties	19	1,137	1,131
Contract liabilities	5	58,978	36,915
Taxes payable		1,520	934
Other current liabilities	20	85,681	54,047
Total current liabilities		221,693	167,294
Total liabilities		1,389,202	1,392,859

Total equity and liabilities		910,662	828,443

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements

9

Unaudited Condensed Consolidated Interim Statements of Cash Flows

USD in thousands	Notes	Six months ended 30 June 2023	Six months ended 30 June 2022

Cash flows from operating activities
Loss for the period		(86,854)	(184,471)
Adjustments for non-cash items:
Gain on extinguishment of SARs liability		-	(4,803)
Share listing expense	1.1	-	83,411
Share-based payment expense	17	11,911	5,555
Depreciation and amortization		10,934	9,977
Loss on disposal of property, plant and equipment	9	323	-
Change in allowance for receivables		18,500	-
Share of net loss of joint venture	21	2,706	1,266
Finance income	6	(122,480)	(50,968)
Finance costs	6	64,300	52,406
Exchange rate difference		3,081	(4,744)
Income tax benefit	7	(49,854)	(17,073)
Operating cash flow before movement in working capital		(147,433)	(109,444)
(Increase) in inventories	13	(7,896)	(15,606)
Decrease in trade receivables		16,665	24,092
Increase / (decrease) in liabilities with related parties		(102)	2,825
(Increase) / decrease in contract assets	5	1,215	(20,398)
(Increase) / decrease in other assets		3,711	(11,384)
Increase / (decrease) in trade and other payables		(6,182)	17,408
Increase / (decrease) in contract liabilities		37,679	(12,226)
Increase / (decrease) in other liabilities		4,395	(6,963)
Cash used in operations		(97,948)	(131,696)
Interest received		25	8
Interest paid		(29,427)	(9,220)
Income tax paid		(652)	(248)
Net cash used in operating activities		(128,002)	(141,156)

Cash flows from investing activities
Acquisition of property, plant and equipment		(22,594)	(17,660)
Disposal of property, plant and equipment		133	379
Acquisition of intangible assets	11	(2,764)	(9,309)
Restricted cash in connection with the amended bond agreement		-	(14,914)
Net cash used in investing activities		(25,225)	(41,504)
10

Cash flows from financing activities
Repayments of borrowings	16	(84,507)	(1,414)
Repayments of principal portion of lease liabilities	10	(3,700)	(5,033)
Proceeds from new borrowings	16	93,561	10,786
Gross proceeds from the private placement equity offering fee	15	136,877	-
Gross private placement equity offering fee paid	15	(4,141)	-
Proceeds from warrants	22	6,365	-
Gross proceeds from the PIPE Financing	1.1	-	174,930
Gross PIPE Financing fees paid	1.1	-	(5,561)
Proceeds from the Capital Reorganization	1.1	-	9,827
Proceeds from loans from related parties		-	110,000
Net cash generated from financing activities		144,455	293,535
(Decrease) increase in cash and cash equivalents		(8,772)	110,875
Cash and cash equivalents at the beginning of the period		66,427	17,556
Effect of movements in exchange rates on cash held		2,811	7
Cash and cash equivalents at the end of the period		60,466	128,438

Supplemental cash flow disclosures (Note 23)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements

11

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

USD in thousands	Share capital	Share premium	Other reserves	Translation reserve	Accumulated deficit	Total equity

At 1 January 2022	135	1,000,118	-	4,669	(1,140,534)	(135,612)
Loss for the period	-	-	-	-	(184,471)	(184,471)
Foreign currency translation differences	-	-	-	(4,243)	-	(4,243)
Total comprehensive loss	-	-	-	(4,243)	(184,471)	(188,714)
PIPE Financing	175	169,193	-	-	-	169,368
Settlement of SARs with shares	35	30,267	-	-	-	30,302
Capital Reorganization	1,731	(173,296)	-	-	-	(171,565)
At 30 June 2022	2,076	1,026,282	-	426	(1,325,005)	(296,221)

At 1 January 2023	2,126	1,058,432	30,582	(1,442)	(1,654,114)	(564,416)
Loss for the period	-	-	-	-	(86,854)	(86,854)
Foreign currency translation differences	-	-	-	(1,523)	-	(1,523)
Total comprehensive loss	-	-	-	(1,523)	(86,854)	(88,377)
Capital contribution	118	132,618	-	-	-	132,736
Vested earn-out shares	6	8,300	-	-	-	8,306
Penny warrants excercised	25	27,159	-	-	-	27,184
Public warrants excercised	6	7,582	-	-	-	7,588
Recognition of share-based payments expense	-	-	10,909	-	-	10,909
Settlement of RSUs with shares	0	249	(333)	-	-	(84)
Settlement of SARs with shares	(10)	(9,526)	(4,231)	-	-	(13,767)
Recognition of equity component of convertible bonds	-	-	1,381	-	-	1,381
At 30 June 2023	2,271	1,224,814	38,308	(2,965)	(1,740,968)	(478,540)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements

12

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1.	General information

Alvotech (the “Parent” or the “Company” or “Alvotech”), previously known as Alvotech Lux Holdings S.A.S., the surviving company after the Business Combination (as defined below) with, among other parties, Alvotech Holdings S.A. (the “Predecessor”), is a Luxembourg public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Trade and Companies’ Register under number B 258884. The Company was incorporated on 23 August 2021. These unaudited condensed consolidated interim financial statements were approved by the Group’s Board of Directors, and authorized for issue, on 30 August 2023.

The Company and its subsidiaries (collectively referred to as the “Group”) are a global biotech company specialized in the development and manufacture of biosimilar medicines for patients worldwide. The Group has commercialized a biosimilar product and has multiple biosimilar molecules.

1.1 Capital Reorganization

On 15 June 2022 (the “Closing Date”), the Company consummated the capital reorganization with Alvotech Holdings and OACB (the “Business Combination” or “Capital Reorganization”) pursuant to the business combination agreement, dated as of 7 December 2021, as amended by an amendment agreement dated 18 April 2022 and 7 June 2022 (the “Business Combination Agreement”), by and among the Company, Oaktree Acquisition Corp. II (“OACB”) and the Predecessor. The closing of the Business Combination resulted in the following transactions:

● OACB merged with and into the Company, whereby (i) all of the outstanding ordinary shares of OACB (“OACB Ordinary Shares”) were exchanged for ordinary shares of Alvotech (“Ordinary Shares”) on a one-for-one basis, pursuant to a share capital increase of Alvotech and (ii) all of the outstanding warrants of OACB ceased to represent a right to acquire OACB Ordinary Shares and now represent a right to be issued one Ordinary Share, with Alvotech as the surviving company in the merger;

● Alvotech redeemed and canceled the initial shares held by the initial sole shareholder of Alvotech pursuant to a share capital reduction of Alvotech;

● The legal form of Alvotech changed from a simplified joint stock company (société par actions simplifiée) to a public limited liability company (société anonyme) under Luxembourg law; and

● The Predecessor merged with and into the Parent, whereby all outstanding ordinary shares of the Predecessor (“Predecessor Ordinary Shares”) were exchanged for Ordinary Shares, pursuant to a share capital increase of Alvotech, with Alvotech as the surviving company in the merger.

Concurrently with the execution of the Business Combination Agreement, OACB and Alvotech entered into subscription agreements (“Subscription Agreements”) with certain investors (the “PIPE Financing”). On 15 June 2022, immediately prior to the closing of the Business Combination, the PIPE Financing was closed, pursuant to the Subscription Agreements, in which subscribers collectively subscribed for 17,493,000 Ordinary Shares at $10.00 per share for an aggregate subscription price equal to $174.9 million.

The Business Combination was accounted for as a capital reorganization. Under this method of accounting, OACB was treated as the “acquired” company for financial reporting purposes, with Alvotech Holdings S.A. being the accounting acquirer and accounting predecessor. Accordingly, the capital reorganization was treated as the equivalent of Alvotech issuing shares at the closing of the Business Combination for the net assets of OACB as of the Closing Date, accompanied by a recapitalization. The capital reorganization, which was not within the scope of IFRS 3 since OACB did not meet the definition of a business in accordance with that guidance, was accounted for within the scope of IFRS 2. In accordance with IFRS 2, Alvotech recorded a one-time non-cash share listing expense of $83.4 million, recognized as a general and administrative expense, based on the excess of the fair value of Alvotech shares issued, at the Closing Date, over the fair value of OACB’s identifiable net assets acquired. The fair value of shares issued was estimated based on a market price of $9.38 per share as of 15 June 2022.

13	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

	Shares	(in 000s)
OACB Shareholders
Class A Shareholders	976,505
Class B Shareholders	5,000,000
OACB Earn Out Shares	1,250,000
Total Alvotech Shares issued to OACB shareholders	7,226,505
Fair value of Shares issued to OACB as of 15 June 2022		$56,060
Fair value of OACB Earn Out Shares issued to OACB as of 15 June 2022		9,100
Estimated fair market value		65,160
Adjusted net liabilities of OACB as of 15 June 2022		(18,251)
Difference - being the share listing expense		83,411

In connection with the Business Combination and PIPE Financing, the Company incurred $26.6 million of transaction costs, which represent legal, financial advisory, and other professional fees, during the six months ended 30 June 2022. Of this amount, $5.6 million represented equity issuance costs related to PIPE Financing that were capitalized in share premium. The remaining $21.0 million was recognized as general and administrative expense.

1.2 Information about shareholders

Significant shareholders of the Company are Aztiq Pharma Partners S.à r.l. (“Aztiq”) and Alvogen Lux Holdings S.à r.l. (“Alvogen”), with 38.0% and 33.4% ownership interest as of 30 June 2023, respectively. The remaining 28.6% ownership interest is held by various shareholders, with no single shareholder holding more than 3.0% ownership interest as of 30 June 2023.

1.3 The impact of Russia and Ukraine Conflict and Economic Conditions

Global economic and business activities continue to face widespread macroeconomic uncertainties, including health epidemics, labor shortages, bank failures, inflation and monetary supply shifts, recession risks and potential disruptions from the Russia- Ukraine conflict. The Company continues to actively monitor the impact of these macroeconomic factors on its financial condition, liquidity, operations, and workforce. We are unable to predict the effect that geopolitical events, including the conflict in Ukraine, global inflation and rising interest rates, may have on our operations. To the extent that geopolitical events adversely affect our business prospects, financial condition, and results of operations, they may also have the effect of exacerbating many of the other risks described or referenced in the section titled “Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2022, filed with the SEC on 1 March 2023.

As of 30 June 2023, the conflict in Ukraine has not had a material impact on the Group’s financial condition, results of operations, the timelines for biosimilar product development, expansion efforts or the Group’s operations as a whole.

The Company believes that inflation will have a general impact on the business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. We cannot predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on the Company. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate it could have a material adverse effect on the Group’s business, financial condition, results of operations and growth prospects.

14	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1.4 Going concern

The Group has primarily funded its operations with proceeds from the issuance of equity and the issuance of loans and borrowings to both related parties and third parties. The Group has also incurred recurring losses since its inception, including net losses of $86.9 million and $184.5 million for the six months ended 30 June 2023 and 2022, respectively, and had an accumulated deficit of $1,741.0 million as of 30 June 2023 and $1,654.1 million as of 31 December 2022. The Group has not generated positive operational cash flow, largely due to the continued focus on biosimilar product development and expansion efforts.

As of 30 June 2023, the Group has cash and cash equivalents, excluding restricted cash, of $60.5 million and net current assets less current liabilities of $(9.8) million. The closing of the private placement equity offering in January 2023 provided the Group with gross proceeds of $137.0 million that is expected to be used to finance the continuing development and commercialization of its biosimilar products. As described in Note 3, the Company extended strategic partnership with Mercury Pharma Group Limited (trading as Advanz Pharma Holdings) (“Advanz”) to commercialize five proposed biosilimars in Europe, yielding upfront payments from Advanz in the aggregate amount of $61.0 million at signing of the agreement.

In July 2023, the Company expanded its existing strategic partnership agreement with Teva Pharmaceuticals, Inc. (“Teva”) who will acquire subordinated convertible bonds for $40 million (see Note 24 for further information). The Group expects to continue to source its cash flows during the development of its biosimilar products from new and existing out-license contracts with customers.

During the same month, the Company also secured a private placement of subordinated convertible bonds denominated in Icelandic krona (ISK) and US dollar (USD) for a principal amount of $100 million. ATP Holdings ehf., a subsidiary of Aztiq, the largest shareholder of Alvotech, committed to acquiring any of the bonds which have not been sold to other investors (see Note 24 for further information).

As such, the unaudited condensed consolidated interim financial statements have been prepared on a going concern basis. Management continues to pursue the funding plans as described above, however there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all. If financing is obtained, the terms of such financing may adversely affect the holdings or the rights of the Group’s shareholders. The ability to obtain funding, therefore, is outside of management’s control and is a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern.

2.	Basis of preparation

The unaudited condensed consolidated interim financial statements of the Group as of and for the six months ended 30 June 2023 have been prepared in accordance and in compliance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB).

The accounting policies and basis of preparation adopted in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements issued for the year ended 31 December 2022, except for the adoption of new and amended accounting standards effective as of 1 January 2023 set out below. The Group has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective. The unaudited condensed consolidated interim financial statements are presented in US dollars and all values are rounded to the nearest thousand unless otherwise indicated.

15	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

In the opinion of the Group’s management, these unaudited condensed consolidated interim financial statements contain all normal recurring adjustments necessary to present fairly the financial position and results of operations of the Group for each of the periods presented. The unaudited condensed consolidated interim financial statements do not include all the notes and other information required in an annual financial report. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Group’s consolidated financial statements issued for the year ended 31 December 2022. The condensed consolidated statement of financial position as of 31 December 2022 was derived from the consolidated financial statements at that date.

In preparing these unaudited condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group´s consolidated financial statements issued for the year ended 31 December 2022.

3.	Significant changes in the current reporting period

The financial position and performance of the Group was impacted by the following events and transactions during the six months ended 30 June 2023:

On 25 January 2023, the Company issued an additional $10.0 million in Tranche B Convertible Bonds. Holders of the Tranche B Convertible Bonds may elect, at their sole discretion, to convert all or part of the principal amount and accrued interest into Alvotech ordinary shares at a conversion price of $10.00 per share on 31 December 2023, or 30 June 2024. The conversion feature was accounted for as an embedded derivative, that is bifurcated and classified as equity. See Note 16 for further information.

On 10 February 2023, the Company completed a private placement equity offering of $137.0 million, at current ISK exchange rates, of its ordinary shares, par value $0.01 per share, at a purchase price of $11.57 per share. The shares were delivered from previously issued ordinary shares held by Alvotech’s subsidiary, Alvotech Manco ehf. As a result of proceeds raised from the private placement offering, the Company extinguished the derivative financial liability related to the Senior Bond Warrants resulting in the potential issuance of penny warrants representing 1.0% of the fully diluted ordinary share capital (the “1.0% Senior Bond Warrants”). This was accounted for as an extinguishment of a derivative financial liability in the consolidated statement of profit or loss and other comprehensive income or loss. See Notes 15 and 16 for further information.

On 17 February 2023, the first tranche of OACB Earn Out Shares vested resulting in the issuance of 625,000 ordinary shares. The issuance of ordinary shares for the first tranche was accounted for as an extinguishment of a derivative financial liability. The difference between the fair value of the equity issued and the carrying value of the derivative financial liabilities was recognized in the consolidated statement of profit or loss and other comprehensive income or loss. See Note 22 for further information.

On 27 February 2023, the Group and Teva signed an amendment to the license and development agreement. As part of that amendment, the Group agreed to provide future financial consideration to Teva to assist with the cost of launching and marketing the licensed biosimilar products.

In January and February 2023, the Senior Bond Warrant (i.e., penny warrants) holders elected to exercise their warrants. As a result, 2,479,962 ordinary shares were issued in exchange for the exercising of the penny warrants. The Company received an immaterial amount of cash and recognized the transaction as an extinguishment of the derivative financial liabilities. The difference between the fair value of the equity issued and the carrying value of the derivative financial liabilities was recognized in the consolidated statement of profit or loss and other comprehensive income or loss.

From January through March 2023, holders of the OACB Warrants exercised their warrant rights for an exercise price of $11.50 for the rights to one ordinary share per warrant. The exercises resulted in the issuance of 551,261 ordinary shares and cash proceeds of $6.3 million. The Company recognized the transaction as an extinguishment of the derivative financial liabilities. The difference between the fair value of the equity issued and the carrying value of the derivative financial liabilities was recognized in the consolidated statements of profit or loss and other comprehensive income or loss. See Note 22 for further information.

16	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

In March 2023, Alvotech provided BiosanaPharma (“Biosana”) a notice of termination for the global licensing agreement between the two companies covering the co-development of AVT23, a proposed biosimilar to Xolair® (omalizumab). See Note 11 for further information.

In April 2023, Alvotech received from the US Food and Drug Administration (FDA) a complete response letter (CRL) for the Company’s Biologics License Application (BLA) for AVT02, a high-concentration biosimilar candidate for Humira® (adalimumab). On 28 June 2023, Alvotech announced that the FDA has issued a CRL for Alvotech’s BLA for AVT02, which contained data to support approval as a high-concentration biosimilar and additional information to support the interchangeability designation. The CRLs noted that certain deficiencies, which were conveyed following the FDA’s reinspection of the company’s Reykjavik facility that concluded in March 2023, must be satisfactorily resolved before the application can be approved.

On 19 May 2023, Alvotech entered into termination agreements with STADA Arzneimittel AG (“STADA”) to terminate the license and supply agreements between Alvotech and STADA pertaining to Alvotech’s product candidates AVT03, a biosimilar candidate to Prolia® / Xgeva® (denosumab), AVT05, a biosimilar candidate to Simponi® and Simponi Aria® (golimumab) and AVT16, a proposed biosimilar to Entyvio® (vedolizumab). Pursuant to the terms of the termination agreements, Alvotech repaid the aggregate amount of $18.9 million in July 2023 that Alvotech had previously received from STADA under the terminated agreements.

On 22 May 2023, Alvotech entered into a master license and supply agreement with Advanz with respect to the supply and commercialization in Europe of AVT05, a biosimilar candidate to Simponi® and Simponi Aria® (golimumab), AVT16, a proposed biosimilar to Entyvio® (vedolizumab), and three additional early-stage, undisclosed biosimilar candidates (each, a “Product Schedule”). Under the terms of the agreements with Advanz, Alvotech will develop the product candidates and provide the dossier of data, information and know-how relating to the relevant product candidate to Advanz. Alvotech retains full ownership of all intellectual property rights in the product candidates and the dossiers. Advanz has an exclusive right to use the dossiers to apply for, and, subject to grant, maintain regulatory approvals for the products and to commercialize them in the European Economic Area, the United Kingdom and Switzerland. Advanz made upfront payments in the aggregate amount of $61.0 million at signing of the Product Schedules and agreed to make additional payments for an aggregate amount of up to $287.5 million upon the achievement of certain development and commercial milestones. Alvotech will manufacture, supply and deliver the product to Advanz and Advanz will exclusively buy the relevant biosimilar candidate from Alvotech at a royalty of approximately 40% of the estimated net selling price or an agreed-upon applicable floor price, whichever is higher, for the duration of the relevant Product Schedule.

On 12 June 2023, Alvotech announced a settlement and license agreement with Johnson & Johnson concerning AVT04, Alvotech’s proposed biosimilar to Stelara® (ustekinumab) in the United States. The settlement grants a license entry date for AVT04 in the United States no later than 21 February 2025.

17	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

4.	New accounting policy and standards

In the six months ended 30 June 2023, the Group has applied, for the first time, the following new or revised international financial reporting standards (IFRS) issued by the IASB that are mandatorily effective for the period:

IFRS 17 - Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts, which replaces IFRS 4, Insurance Contracts. This standard sets out principles for the recognition, measurement, presentation and disclosure of insurance contracts that are within the scope of IFRS 17. In June 2020, the IASB issued Amendments to IFRS 17, which addresses concerns and implementation challenges that were identified after IFRS 17, Insurance Contracts, was published in 2017. The amendments are effective for annual periods beginning on or after 1 January 2023. IFRS 17 requires fundamental accounting changes to how insurance contracts are measured and accounted for. It introduces the general measurement model, based on a risk-adjusted present value of future cash flows that will arise as the insurance contract is fulfilled. This new measurement model aims to provide relevant information of the future cash flows. The general measurement model is modified for the measurement of reinsurance contracts held, direct participating contracts, and investment contracts with discretionary participation features. Also, while the general measurement model applies to all groups of insurance contracts in scope of IFRS 17, a simplified approach (a premium allocation approach) may be used to measure contracts that meet certain criteria. IFRS 17 also includes new disclosure requirements, providing more clarity and transparency for users of financial statements. The adoption of the standard did not have a material impact on the unaudited condensed consolidated interim financial statements of the Group.

IAS 1 (Amendment) - Disclosure of Accounting Policies

The IASB issued Disclosure of Accounting Policies (Amendments to IAS 1) and IFRS Practice Statement 2 Making Materiality Judgements. The amendments replace the requirement for entities to disclose their significant accounting policies with the requirement to disclose their material accounting policy information. The amendments also include guidance to help entities apply the definition of material in making decisions about accounting policy disclosures. These amendments are effective for annual periods beginning on or after 1 January 2023. The adoption of these amendments did not have a material impact on the unaudited condensed consolidated interim financial statements of the Group.

IFRS 8 (Amendments) - Accounting Policies, Changes in Accounting Estimates and Errors

The IASB issued amendments on IFRS 8 to help entities to distinguish between accounting policies and accounting estimates. The amendments clarify how companies distinguish changes in accounting policies from changes in accounting estimates, with a primary focus on the definition of and clarifications on accounting estimates. The distinction between the two is important because changes in accounting policies are applied retrospectively, while changes in accounting estimates are applied prospectively. The amendments further clarify that accounting estimates are monetary amounts in the financial statements and are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops accounting estimates to achieve the objective set out by an accounting policy. The amendments are applied to all financial statements and disclosures of the Group effective 1 January 2023. The adoption of the amendments did not have a material impact on the unaudited condensed consolidated interim financial statements of the Group.

IAS 12 (Amendments) - Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The IASB issued amendments on IAS 12, which clarifies how companies shall account for deferred tax on transactions such as leases and decommissioning obligations, with a focus on reducing diversity in practice. The amendments narrow the scope of the initial recognition exemption in paragraphs 15 and 24 of IAS 12 so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize deferred tax assets and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments are applied to all financial statements and disclosures of the Group effective 1 January 2023. The adoption of the amendments did not have a material impact on the unaudited condensed consolidated interim financial statements of the Group.

18	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

5.	Revenue

Disaggregated revenue

The following table summarizes the Group’s revenue from contracts with customers, disaggregated by the type of good or service and timing of transfer of control of such goods and services to customers during the six months ended 30 June 2023 and 2022 (in thousands):

	30 June
	2023	2022
Product revenue (point in time revenue recognition)	22,715	3,932
License revenue (point in time revenue recognition)	7,635	424
Research and development and other service revenue (over time revenue recognition)	(10,095)	35,762
	20,255	40,118

Increase in license revenue is mainly due to signing of new commercial contracts with new partners. Decrease in research and development and other service revenue is due to no milestones achieved in the period and termination of commercial contracts (see Note 3 for further information).

Contract assets and liabilities

A reconciliation of the beginning and ending balances of contract assets and contract liabilities related to Alvotech’s out-license contracts is shown in the table below (in thousands):

	Contract assets	Contract liabilities
1 January 2023	28,656	93,932
Contract asset additions	(83)	-
Amounts transferred to trade receivables	(1,232)	(7,545)
Amounts transferred to other current liabilities	-	(34,194)
Customer prepayments	-	60,543
Revenue recognized	-	2,377
Foreign currency adjustment	100	1,252
30 June 2023	27,441	116,365

The decrease in contract assets as of 30 June 2023 is primarily due to reclassification from contract assets to trade receivables when the Group has the right to invoice the customer and the receipt of consideration is only conditional upon the passage of time. The net increase in contract liabilities as of 30 June 2023 is mainly due to prepayment from customers as the Group entered into new commercial agreements during the period, offset by termination of agreements which resulted in reclassification to other current liabilities (see Note 3 for further information).

As of 30 June 2023, $8.3 million and $19.1 million are recorded as non-current contract assets and current contract assets, respectively. Non-current contract assets will materialize over the next 2 to 4 years. As of 30 June 2023, $57.4 million and $59.0 million are recorded as non-current contract liabilities and current contract liabilities, respectively. Non-current contract liabilities will be recognized as revenue over the next 2 to 7 years as either services are rendered or contractual milestones are achieved, depending on the performance obligation to which the payment relates.

Contract assets and contract liabilities as of 30 June 2022 were $39.8 million and $62.3 million, respectively. The Group recognized $35.1 million of revenue during the six months ended 30 June 2022.

19	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

6.	Finance income and finance costs

Finance income earned during the six months ended 30 June 2023 and 2022 is as follows (in thousands):

	30 June
	2023	2022
Changes in the fair value of derivative financial liabilities	119,528	50,920
Interest income from cash and cash equivalents	2,927	40
Other interest income	25	8
	122,480	50,968

Finance costs incurred during the six months ended 30 June 2023 and 2022 are as follows (in thousands):

	30 June
	2023	2022
Changes in the fair value of derivative financial liabilities	(5,906)	-
Interest on debt and borrowings	(56,631)	(35,153)
Special put option and consenting fee	-	(7,430)
Loss on remeasurement of bonds	-	(6,511)
Interest on lease liabilities (see Note 10)	(1,362)	(3,312)
Amortization of deferred debt issue costs	(401)	-
	(64,300)	(52,406)

7.	Income tax

The Group’s effective tax rate for the six months ended 30 June 2023 and 30 June 2022 was 36.47% and 8.47%, respectively, resulting in a tax benefit in both periods. The effective tax rate for both periods is influenced by losses and non-deductible interest incurred in Luxembourg for which no deferred tax asset is recognized and IFRS fair value adjustments which are not tax effected. The tax benefit booked for the current period is driven by operational losses in Iceland and the favorable foreign currency impact arising from the strengthening of the Icelandic krona against the US dollar which increased the US dollar value of tax loss carry-forward.

8.	Loss per share

The calculation of basic and diluted loss per share for the six months ended 30 June 2023 and 2022 is as follows (in thousands, except for share and per share amounts):

	30 June
	2023	2022
Earnings
Loss for the period	(86,854)	(184,471)
Number of shares
Weighted average number of ordinary shares outstanding	225,523,805	181,695,118
Basic and diluted loss per share	(0.39)	(1.02)

During the six months ended 30 June 2023 and 2022, the calculation of diluted loss per share did not differ from the calculation of basic loss per share since the inclusion of potential Ordinary Shares pursuant to the Group’s earn out agreements, warrant agreements, former convertible loan agreements and convertible bond agreements would have been antidilutive. As such, 72,888,953 and 50,496,647 potential Ordinary Shares were excluded from the calculation of diluted loss per share for the six months ended 30 June 2023 and 2022, respectively.

20	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

9.	Property, plant and equipment

During the six months ended 30 June 2023, the Group acquired items of property, plant and equipment with a cost of $19.5 million, primarily consisting of facility equipment. The Group recognized $6.8 million and $4.9 million of depreciation expense for the six months ended 30 June 2023 and 2022, respectively. Disposal of assets in the six months ended 30 June 2023 amounted to $0.4 million.

During the six months ended 30 June 2023 and 2022, the Group recognized no impairments of property, plant and equipment.

The Group pledged $119.4 million and $122.4 million of property, plant and equipment as collateral to secure bank loans with third parties as of 30 June 2023 and 31 December 2022, respectively.

10.	Leases

The Group’s leased assets consist of facilities, fleet and equipment pursuant to both arrangements with third parties and related parties. In April 2023 the Group started to lease a new building in Reykjavik from Fasteignafélagið Eyjólfur ehf. a related party, (see Note 19). At the commencement of the lease the carrying value of the asset was $51.7 million. The carrying amounts of the Group’s right-of-use assets and the movements during the six months ended 30 June 2023 are as follows (in thousands):

2023
Right-of-use assets
Balance at 1 January	47,501
Adjustments for indexed leases	2,780
New or renewed leases	54,846
Cancelled leases	(258)
Depreciation	(3,742)
Translation difference	275
Balance at 30 June	101,402

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The Group’s lease liabilities and the movements during the six months ended 30 June 2023 are as follows (in thousands):

Lease liabilities	2023
Balance at 1 January	40,532
Adjustments for indexed leases	2,780
New or renewed leases	53,920
Installment payments	(2,889)
Cancelled leases	(266)
Foreign currency adjustment	(16)
Translation difference	1,338
Balance at 30 June	95,399
Current liabilities	(7,983)
Non-current liabilities	87,416

21	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The amounts recognized in the unaudited condensed consolidated interim statements of profit or loss and other comprehensive income or loss during the six months ended 30 June 2023 and 2022 in relation to the Group’s lease arrangements are as follows (in thousands):

	30 June
	2023	2022
Total depreciation expense from right-of-use assets	(3,742)	(4,641)
Interest expense on lease liabilities	(1,362)	(3,312)
Foreign currency difference on lease liability	1,338	3,526
Loss of cancelled leases	(8)	-
Total amount recognized in profit and loss	(3,774)	(4,427)

The maturity analysis of undiscounted lease payments as of 30 June 2023 is as follows (in thousands):

30 June 2023
Less than one year	11,961
One to five years	41,257
Thereafter	69,807
123,025

11.	Other intangible assets

During the six months ended 30 June 2023, the Group acquired $2.9 million of software assets. The Group recognized $0.4 million and $0.4 million of amortization expense for the six months ended 30 June 2023 and 2022, respectively.

During the six months ended 30 June 2023, following the termination of the agreement with Biosana, the Group derecognized $15.0 million of other intangible assets relating to intellectual property rights for the co-development and commercialization of AVT23. A corresponding receivable was recognized to reflect the claim against Biosana for full reimbursement.

12.	Cash and cash equivalents

Cash and cash equivalents include both cash in banks and on hand. Cash and cash equivalents as of 30 June 2023 and 31 December 2022 are as follows (in thousands):

	30 June 2023	31 December 2022
Cash and cash equivalents denominated in US dollars	9,609	10,377
Cash and cash equivalents denominated in other currencies	50,857	56,050
	60,466	66,427

22	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

13.	Inventories

The Group’s inventory balances as of 30 June 2023 and 31 December 2022 are as follows (in thousands):

	30 June 2023	31 December 2022
Raw materials and supplies	47,835	41,961
Work in progress	31,806	29,450
Finished goods	1,514	2,121
Inventory reserves	(1,789)	(2,062)
	79,366	71,470

The increase in inventory from 31 December 2022 to 30 June 2023 is due to ongoing preparation for commercial launch of certain of the Group’s biosimilar product candidates.

14.	Other current assets

The composition of other current assets as of 30 June 2023 and 31 December 2022 is as follows (in thousands):

	30 June 2023	31 December 2022
Prepaid expenses	22,630	20,601
Value-added tax	7,691	6,468
Proceeds receivable from Convertible Bonds	-	3,520
Derivative asset	-	851
Other short-term receivables	4,667	1,509
	34,988	32,949

15.	Share capital

Movements in the Group’s Ordinary Shares, share capital and share premium during the six months ended 30 June 2023 is as follows (in thousands, except for share amounts):

	Ordinary shares	Share capital	Share premium	Total
Balance at 1 January 2023	252,160,087	2,126	1,058,432	1,060,558
Capital contribution (Note 3)	11,834,061	118	132,618	132,736
Vested earn-out shares (Note 3)	0	6	8,300	8,306
Penny warrants (Note 3)	2,479,962	25	27,159	27,184
Public warrants (Note 3)	551,300	6	7,582	7,588
Settlement of RSUs with shares	42,328	-	249	249
Settlement of SARs with shares	(1,044,737)	(10)	(9,526)	(9,536)
Balance at 30 June 2023	266,023,001	2,271	1,224,814	1,227,085

No dividends were paid or declared during the six month periods ended 30 June 2023 and 2022.

23	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

16.	Borrowings

The Group’s debt consists of interest-bearing borrowings from financial institutions, related parties and third parties. Outstanding borrowings, net of net debt issue costs, are as follows (in thousands):

	30 June 2023	31 December 2022
Senior Bonds	540,189	530,506
Convertible Bonds	51,211	32,441
Aztiq Convertible Bond	13,798	65,793
Mitsui Convertible Bond	54,134	—
Shinhan Convertible Bond	5,026	—
Alvogen Facility	70,271	64,588
Other borrowings	74,009	71,242
Total outstanding borrowings, net of debt issue costs	808,638	764,570
Less: current portion of borrowings	(22,463)	(19,916)
Total non-current borrowings	786,175	744,654

The weighted-average interest rates of outstanding borrowings for the six months ended 30 June 2023 and the twelve months ended 31 December 2022 are 12.52% and 12.41%, respectively.

Senior Bonds

As of 30 June 2023, the carrying amount, including accrued interest, of the Senior Bonds was $540.2 million. The Group has the option, at any time, to prepay all or any part of the outstanding bonds in exchange for the payment of the redemption premium pursuant to the terms of the agreement.

As a result of proceeds raised from the private placement offering executed in February 2023, the Company extinguished the liability related to the senior bond warrants resulting in the potential issuance of the 1.0% Senior Bond Warrants (see Note 22 for further information).

The Group has pledged its property, plant and equipment, intellectual property and trademarks as collateral for the Senior Bonds.

Convertible Bonds

On 25 January 2023, the Company issued an additional $10.0 million in Tranche B convertible bonds (the “Convertible Bonds”). Holders of the Tranche B Convertible Bonds may elect, at their sole discretion, to convert all or part of the principal amount and accrued interest into Alvotech ordinary shares at a conversion price of $10.00 per share on December 31, 2023, or June 30, 2024.

The conversion feature associated with the Tranche B Convertible Bonds was determined to be an embedded derivative as the economic characteristics and risks are not closely related to the debt host. The Tranche B conversion feature was bifurcated and classified as equity due to the conversion price having preservation and passage of time adjustments that meet the fixed-for-fixed criteria.

As of 30 June 2023, the carrying amount, including accrued interest, of the Tranche A and Tranche B Convertible Bonds was $41.3 million and $9.9 million, respectively.

24	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Aztiq Convertible Bond and Other Bonds

In April 2023, ATP Holdings ehf., an affiliate of Aztiq, a related party, sold a portion of the Aztiq Convertible Bond to Mitsui & Co., Ltd. (“Mitsui”), a global trading and investment company headquartered in Japan, and Shinhan Healthcare fund 5 (“Shinhan”), a fund established under the laws of the Republic of Korea.

As of 30 June 2023, the carrying amount, including accrued interest, of the Aztiq Convertible Bond, the Mitsui Convertible Bond and the Shinhan Convertible Bond was $13.8 million, $54.1 million and $5.0 million, respectively. Fair value measurements of the derivative financial liabilities are set out in Note 22.

Alvogen Facility

In connection with the 16 November 2022 Senior Bond amendment, Alvotech entered into a subordinated loan agreement with Alvogen (the “Alvogen Facility”).

As of 30 June 2023, the carrying amount, including accrued interest, of the Alvogen Facility was $70.3 million.

Other borrowings

In December 2022 the Group refinanced its manufacturing facility in Reykjavik with two Landsbankinn hf. loans. Those two loans were denominated in ISK and included a conversion clause to convert them into USD. The conversion of these two loans took place in March 2023.

Under the terms of the loan agreements after conversion, the first loan includes annuity payments that are due monthly with a final maturity in December 2029 and a variable interest rate of USD SOFR plus a margin of 4.75%. The second loan is a bullet loan with a final maturity in December 2027 and a variable interest rate of USD SOFR plus a margin of 3.75%

The Group determined that conversion to USD of the two loans was a substantial modification to loan agreements and accounted for the transaction as an extinguishment. No gain or loss was recognized as part of the extinguishment.

As of 30 June 2023, the outstanding balance on the two loans was $17.1 million and $32.7 million, respectively.

Movements in the Group’s outstanding borrowings during the six months ended 30 June 2023 are as follows (in thousands):

30 June 2023
Borrowings, net at 1 January	764,570
Extinguishment of borrowings	(81,554)
Repayments of borrowings	(2,954)
Proceeds from new borrowings	96,450
Accrued interest	25,203
Recognition of new borrowing discount	(1,381)
Accretion/derecognition of borrowing discount	5,434
Amortisation of deferred debt issue cost	401
Foreign currency exchange difference	2,469
Borrowings, net at end of period	808,638

25	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Maturities of the Group’s outstanding borrowings as of 30 June 2023 are as follows (in thousands):

30 June 2023
Within one year	22,463
Within two years	543,530
Within three years	197,841
Within four years	3,468
Thereafter	41,336
808,638

The Group’s indebtedness also includes interest-bearing loans from related parties, Alvogen and Aztiq. The Group’s outstanding borrowings from such related party loans are $84.1 million as of 30 June 2023. See Note 19 for further information.

17.	Share-based payments

On 1 December 2022, the Renumeration Committee authorized, and the Group granted restricted stock units (“RSUs”) to employees, executives, and directors granting rights to Ordinary Shares once vesting conditions are met. Compensation expense for RSUs is determined based upon the fair value of the Ordinary Shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a one to four-year period, with a 1-year cliff vesting period and subsequent monthly vesting, resulting from participates completing a service condition. Movements in RSUs during the period ended 30 June 2023 are as follows:

2023
Outstanding at 1 January	6,979,486
New grants during the period	326,123
Forfeited during the period	(597,421)
Vested during the period	(633,020)
Shares delivered during the period	(656,086)
Outstanding at 30 June	5,419,082

	RSUs	Weighted Average Fair value
Granted	6,731,665	$6.83
Vested	(1,312,583)	$6.33
Outstanding at 30 June	5,419,082	$6.95

The Group recognized the following share-based payment expense during the periods ended 30 June 2023 and 2022 (in thousands):

	2023	2022
Cost of product revenue	1,769	-
Research and development expenses	2,625	-
General and administrative expenses	7,517	-
	11,911	-

18.	Litigation

The Company is involved in legal proceedings and litigation in the ordinary course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s combined financial position, results of operations, or liquidity.

26	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

19.	Related parties

Related party transactions as of and for the six months ended 30 June 2023 are as follows (in thousands):

	Purchased service / interest	Sold Service	Receivables	Payables / Loans
Alvogen Lux Holdings S.à r.l. – Sister company (a)	5,683	-	-	70,271
ATP Holdings ehf. – Sister company (a)	3,138	-	766	15,843
Aztiq Fjárfestingar ehf. – Sister company	-	5	5	-
Aztiq Consulting ehf. – Sister company	100	55	-	17
Flóki-Art ehf. – Sister company	50	-	-	-
Alvogen Iceland ehf. - Sister company	24	-	-	484
Alvogen ehf. - Sister company	-	73	1	-
Alvogen UK - Sister company	31	-	-	12
Alvogen Finance B.V. - Sister Company	194	-	-	194
Lotus Pharmaceuticals Co. Ltd. - Sister company (b)	-	-	-	7,440
Lotus International Pte. Ltd. - Sister company	-	2	-	-
Alvogen Emerging Markets - Sister company	102	-	-	-
Alvogen Inc. - Sister company	159	-	12	144
Alvotech and CCHT Biopharmaceutical Co., Ltd. (c)	-	-	758	-
Adalvo Limited - Sister company	30	103	103	32
Adalvo UK - Sister company	-	49	-	-
Flóki Invest ehf - Sister company	319	-	-	84
Alvogen Malta Sh. Services - Sister company	-	-	7	-
Norwich Clinical Services Ltd - Sister company	257	-	-	93
Fasteignafélagið Eyjólfur ehf - Sister company	1,636	-	-	52,454
FLÓKI fasteignir ehf. - Sister company	947	-	4	9,012
	12,670	287	1,656	156,080

(a) The full amount of purchased service relates to interest expenses from long-term liabilities and the full amount of payables / loans are interest-bearing long-term liabilities (see Note 16).

(b) Payables to Lotus Pharmaceuticals Co. Ltd. is presented as “Other long-term liability to related party” on the unaudited condensed consolidated interim statements of financial position.

(c) The amount receivable from Alvotech and CCHT Biopharmaceutical Co., Ltd. relates to amounts due for reference drugs used in research and development studies and certain consulting fees incurred by the Group.

27	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Related party transactions as of and for the six months ended 30 June 2022 and as of 31 December 2022 are as follows (in thousands):

	30 June 2022		31 December 2022
	Purchased service / interest	Sold Service	Receivables	Payables / Loans
Alvogen Lux Holdings S.à r.l. – Sister company (a)	889	-	-	64,588
ATP Holdings ehf. – Sister company (a)	-	-	765	81,254
Aztiq Consulting ehf. – Sister company	-	-	-	25
Aztiq Fjárfestingar ehf. – Sister company	-	-	-	20
Fasteignafélagið Sæmundur hf. - Sister company (e)	3,987	-	-	-
Alvogen Iceland ehf. - Sister company	470	180	-	484
Alvogen ehf. - Sister company	-	-	1	-
Lotus Pharmaceuticals Co. Ltd. - Sister company (b)	-	-	2	7,440
Lotus International Pte. Ltd. - Sister company	-	2	3	-
Alvogen Emerging Markets - Sister company	98	-	-	-
Alvogen Inc. - Sister company	89	303	12	222
Alvotech and CCHT Biopharmaceutical Co., Ltd. (c)	-	-	758	-
Adalvo Limited - Sister company	545	215	-	349
Alvogen Pharma India Ltd. - Sister company	786	-	-	-
Flóki Invest ehf - Sister company	96	-	-	-
L41 ehf. - Sister company	26	-	-	-
Alvogen Malta Sh. Services - Sister company	522	-	7	-
Alvogen Spain SL - Sister company	97	-	-	-
Norwich Clinical Services Ltd - Sister company	134	-	-	31
Lambhagavegur 7 ehf - Sister company (d)	539	-	-	-
Fasteignafélagið Eyjólfur ehf - Sister company	-	196	-	-
Flóki fasteignir ehf. - Sister company	734	-	-	8,876
	9,012	895	1,548	163,289

(a) The full amount of purchased service relates to interest expenses from long-term liabilities and the full amount of payables / loans are interest-bearing long-term liabilities (see Note 16).

(b) Payables to Lotus Pharmaceuticals Co. Ltd. is presented as “Other long-term liability to related party” on the unaudited condensed consolidated interim statements of financial position.

(c) The amount receivable from Alvotech and CCHT Biopharmaceutical Co., Ltd. relates to amounts due for reference drugs used in research and development studies and certain consulting fees incurred by the Group.

(d) Lambhagavegur is no longer a related party as it was sold during the year ended 31 December 2022.

(e) Fasteignafélagið Sæmundur hf. was acquired as part of the Share Purchase Agreement, with ATP Holdings ehf., on 16 November 2022. The related party transactions reflect activity until the acquisition date.

28	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

20.	Other current liabilities

The composition of other current liabilities as of 30 June 2023 and 31 December 2022 is as follows (in thousands):

	30 June 2023	31 December 2022
Unpaid salary and salary related expenses	12,077	15,620
Unpaid tax relating to SARs settlements	13,080	-
Accrued interest and financial fees	2,264	2,249
Accrued payables to commercial partners	34,194	-
Accrued vacation leave	5,327	5,025
Employee incentive plan	4,220	12,433
Accrued expenses	14,519	18,720
	85,681	54,047

21.	Interests in joint ventures

The following table provides the change in the Group’s investment in joint venture for its 50% ownership of Alvotech & CCHT Biopharmaceutical Co., Ltd. (the “joint venture” or “JVCO”) during the six months ended 30 June 2023 (in thousands):

30 June 2023
Balance at 1 January	48,568
Share in losses	(2,706)
Translation difference	(2,249)
43,613

The Group did not receive any dividends from JVCO during the six months ended 30 June 2023 and 2022. Furthermore, there were no commitments or contingencies outstanding with JVCO as of 30 June 2023. While there are no significant restrictions resulting from contractual arrangements with JVCO, entities in China are subject to local exchange control regulations. These regulations provide for restrictions on exporting capital from those countries, other than dividends.

29	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

22.	Financial instruments

As part of the Business Combination, Predecessor shareholders were granted a total of 38,330,000 Ordinary Shares subject to certain vesting conditions (“Predecessor Earn Out Shares”). One half of the Predecessor Earn Out Shares will vest if, at any time during the five years following the closing of the Business Combination, the Alvotech ordinary share price is at or above a volume weighted average price (“VWAP”) of $15.00 per share for any ten trading days within any twenty-trading day period, with the other half vesting at a VWAP of $20.00 per share for any ten trading days within any twenty-trading day period. The Predecessor Earn Out Shares are accounted for as derivative financial liabilities in accordance with IAS 32 and will be subject to ongoing mark-to- market adjustments through the statement of profit or loss and other comprehensive income or loss. The Predecessor Earn Out Shares had a fair value of $176.7 million as of 30 June 2023 and $276.2 million as of 31 December 2022.

Former OACB shareholders were granted a total of 1,250,000 Ordinary Shares subject to certain vesting conditions (“OACB Earn Out Shares”). One half of the OACB Earn Out Shares will vest if, at any time during the five years following the closing of the Business Combination, the Alvotech ordinary share price is at or above a VWAP of $12.50 per share for any ten trading days within any twenty-trading day period, with the other half vesting at a VWAP of $15.00 per share. On 17 February 2023, the first half of OACB Earn Out Shares vested resulting in the issuance of 625,000 ordinary shares by the Company. The OACB Earn Out Shares are accounted for as derivative financial liabilities in accordance with IAS 32 and will be subject to ongoing mark-to-market adjustments through the statement of profit or loss. The difference between the fair value of the equity issued and the carrying value of the derivative financial liabilities was recognized in the consolidated statement of profit or loss and other comprehensive income or loss. The OACB Earn Out Shares had a fair value of $3.3 million as of 30 June 2023 and $10.5 million as of 31 December 2022.

Additionally, as part of the Business Combination the Company assumed the 10,916,647 outstanding OACB warrants, on substantially the same contractual terms and conditions as were in effect immediately prior to the Business Combination. Each warrant entitles the holder to purchase one Alvotech ordinary share. From January through March 2023, holders of the OACB warrants exercised their warrant rights for an exercise price of $11.50 for the rights to one ordinary share per warrant. The exercises resulted in the issuance of 551,261 ordinary shares and cash proceeds of approximately $6.3 million. The OACB warrants are accounted for as derivative financial liabilities in accordance with IAS 32 and will be subject to ongoing mark-to-market adjustments through the consolidated statement of profit or loss and other comprehensive income or loss. The OACB warrants had a fair value of $12.9 million as of 30 June 2023 and $10.2 million at 31 December 2022. The fair value of the warrants was derived from the publicly quoted trading price at the valuation date.

It is management’s estimate that the carrying amounts of financial assets and financial liabilities carried at amortized cost approximate their fair value, with the exception of the Senior Bonds, Aztiq Convertible Bond, Mitsui Convertible Bond, Shinhan Convertible Bond and other Convertible Bonds, since any applicable interest receivable or payable is either close to current market rates or the instruments are short-term in nature. Differences between the fair values and carrying amounts of these borrowings as of 30 June 2023 and 31 December 2022 are identified as follows:

	30 June 2023
	Carrying amount	Fair value
Senior Bonds	540,189	546,510
Aztiq Convertible Bond	13,798	14,721
Mitsui Convertible Bond	54,134	57,755
Shinhan Convertible Bond	5,026	5,362
Convertible Bonds	51,211	73,822
	664,358	698,170

	31 December 2022
	Carrying amount	Fair value
Senior Bonds	530,506	535,167
Aztiq Convertible Bond	65,793	65,772
Convertible Bonds	32,441	52,463
	628,740	653,402

30	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Fair value measurements

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments measured to fair value on a recurring basis as of 30 June 2023 (in thousands):

		30 June 2023
	Level 1	Level 2	Level 3	Total
Senior Bond Warrant liabilities	-	-	12,838	12,838
Tranche A Conversion Feature	-	-	23,355	23,355
Predecessor Earn Out Shares	-	176,700	-	176,700
OACB Earn Out Shares	-	3,300	-	3,300
OACB Warrant liabilities	12,853	-	-	12,853
	12,853	180,000	36,193	229,046

The Group did not recognize any transfers of assets or liabilities between levels of the fair value hierarchy during the six-month period ended 30 June 2023.

On 16 November 2022, the Group amended and upsized the outstanding bonds by $70.0 million. The amended bond agreement of the Senior Bonds resulted in, among other things, an increase in the interest rate, resulting in a range from 10.75% to 12.0% depending on the occurrence of certain events, as defined by the terms of the agreement. The Group accounted for this interest rate feature (the “Senior Bond Interest Rate Feature”) as an embedded derivative, classified as an other current asset in the consolidated statement of financial position as of 31 December 2022. Since the conditions to adjust the coupon rate have not been met as of 31 March 2023 per the terms of the agreement, the interest rate on the Senior Bonds is now fixed and the embedded derivative previously recorded has been extinguished during the six-month period ended 30 June 2023, resulting in a loss on extinguishment of $0.9 million recorded in finance costs.

Senior Bond Warrants

The fair value of the Senior Bond Warrants was determined using the Finnerty model along with the publicly quoted trading price of Ordinary Shares and probability of the contingent events occurring at the valuation date. Probabilities associated with the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date. As of 30 June 2023, the Company had 1,718,845 warrants with an exercise price of $0.01, representing the 1.5% tranche of Senior Bond Warrants (see Note 16 for further information).

Tranche A Conversion Feature

The fair value of the Tranche A Conversion Feature was determined using a lattice model that incorporated inputs and assumptions as further described below. The inputs and assumptions associated with the valuation of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date. The following table presents the assumptions and inputs that were used for the model in valuing the Tranche A Conversion Feature:

	30 June 2023	31 December 2022
Stock Price	$7.74	$10.00
Conversion Price	$10.00	$10.00
Volatility rate	52.5%	45.0%
Risk-free interest rate	4.7%	4.2%
Dividend yield	0.0%	0.0%
Risk yield	16.5%	19.3%

31	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Predecessor Earn Out Shares

The fair value of the Predecessor Earn Out Shares was determined using Monte Carlo analysis that incorporated inputs and assumptions as further described below. The inputs and assumptions associated with the valuation of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.

The following table presents the assumptions and inputs that were used for the model in valuing the Predecessor Earn Out Shares:

	30 June 2023	31 December 2022
Number of shares	38,330,000	38,330,000
Share price	$7.74	$10.00
Volatility rate	50.0%	45.0%
Risk-free interest rate	4.32%	4.05%

OACB Earn Out Shares

The fair value of the OACB Earn Out Shares was determined using a Monte Carlo analysis that incorporated inputs and assumptions as further described below. Assumptions and inputs associated with the valuation of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.

The following table presents the assumptions and inputs that were used for the model in valuing the OACB Earn Out Shares:

	30 June 2023	31 December 2022
Number of shares	625,000	1,250,000
Share price	$7.74	$10.00
Volatility rate	50.0%	45.0%
Risk-free interest rate	4.32%	4.05%

The number of shares is based on the shares granted as part of the Business Combination Agreement. The stock price is based on Company’s stock price at the valuation date. The volatility rate is based on historical data from a peer group of public companies with an enterprise value between $500 million and $5 billion. The risk-free interest rate is based on U.S. treasury yields corresponding to the expected life input into the pricing model.

OACB Warrants

The fair value of the warrant liabilities was determined using the public trading price of the warrants. The public trading price of the warrants was $1.24 at 30 June 2023.

23.	Supplemental cash flow information

Supplement cash flow information for the periods ended 30 June 2023 and 2022 is included below (in thousands):

	30 June
	2023	2022
Non-cash investing and financing activities
Acquisition of property, plant and equipment in trade payables and current liabilities	1,082	998
Acquisition of intangibles through in trade payables and current liabilities	4,201	-
Right-of-use assets obtained through new operating leases	53,920	1,592
OACB Earn Out Shares recognized	-	9,100
Predecessor Earn Out Shares recognized	-	227,500
Settlement of SARs with shares	13,768	30,302
Settlement of RSUs with shares	84	-

32	All amounts are in USD

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

24.	Subsequent events

The Group evaluated subsequent events through 30 August 2023, the date these unaudited condensed consolidated interim financial statements were available to be issued.

On 24 July 2023, Alvotech announced that Teva and Alvotech have agreed to expand their existing strategic partnership agreement. As part of the agreement, Teva will acquire subordinated convertible bond instruments, dated 20 December 2022, in principal amount of $40 million. The expansion to the existing strategic partnership agreement pertains to exclusive commercialization in the U.S. by Teva of two new biosimilar candidates (adding to the five products in the current partnership agreement, AVT02, AVT04, AVT05, AVT06 and AVT16) and line extensions of two current biosimilar candidates in the partnership, to be developed, and manufactured by Alvotech. The agreement includes milestone payments, the majority paid following product approvals and upon achieving significant sales milestones. Teva and Alvotech will share profit from the commercialization of the biosimilars.

On 31 July 2023, Alvotech completed a private placement of subordinated convertible bonds denominated in Icelandic krona and US dollar for a principal amount of $100 million, or approximately ISK 13 billion at current exchange rates, in an overseas offering directed solely at qualified investors in Iceland. ATP Holdings ehf., which is affiliated with Aztiq Pharma Partners S.à r.l., the largest shareholder of Alvotech, has entered into an agreement with Alvotech under which ATP Holdings ehf. has committed to acquiring any of the bonds which have not been sold to other investors, after all binding offers from qualified professional investors in the private placement have been submitted, up to the principal amount of $100 million.

33	All amounts are in USD